

April 16, 2009

Mail Stop 7010

<u>Via U.S. mail</u>

Jianhua Zhu
Chief Executive Officer
Lihua International, Inc.
c/o Lihua Holdings Limited
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312

Re: **Lihua International, Inc.**
 Registration Statement on Form S-1 Amendment No.3
 Filed on: April 3, 2009
 File No.: 333-156120

 Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
 Filed on: April 2, 2009
 File No.: 000-52650

Dear Mr. Zhu:

 We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Company Background, page 2

1. Given the various transactions disclosed in your document regarding Mr. Chu, Mr. Zhu and Magnify Wealth, please include them in the diagram of your corporate structure to provide investors with more context to understand these disclosures.

Restructuring, 2

2. Please simplify your disclosure related to the company's background and the restructuring, by focusing on the overall purpose and effect of the various transactions which lead ultimately to the combination of the PRC subsidiaries

with a public shell company (Plastron). Since this is intended to be a summary of your more detailed disclosure starting on page 38 of the filing, please highlight for the investors, among other things, the following key points:

- Acquisition of the PRC subsidiaries by Lihua International was realized through the share exchange between Lihua International and Magnify Wealth pursuant to which Lihua International acquired 100% ownership in Ally Profit, the indirect parent of the PRC subsidiaries;

- Ally Profit was organized as a wholly owned subsidiary of Magnify Wealth, an entity controlled by Mr. Chu, a 45.46% owner in Lihua Electron;

- In contemplation of a future combination with a public shell company, the equity ownership of the PRC subsidiaries was restructured pursuant to which Ally Profit became the PRC Subsidiaries' indirect owner; however, the ultimate legal ownership (including management control) of Lihua Electron and Lihua Copper remained with the original owners (Messrs. Zhu, Chu and Europe EDC), enabled by the share transfer agreement as amended on March 7, 2009, and the subscription agreements entered into by and between Mr. Chu, Europe EDC and Magnify Wealth; and

- Lihua International is a holding company, with Magnify Wealth as a controlling shareholder (93.5% owner) which in turn, after giving effect to the share transfer agreement as amended, will be controlled by the company's CEO, Mr. Zhu, as an 81.9% shareholder.

- We note that the Share Transfer Agreement and subscription agreements to purchase additional shares in Magnify Wealth are together designed to enable these parties to "re-acquire their proportionate ultimate legal ownership of Lihua Electron and Lihua Copper in compliance with PRC rules and regulations." Please clarify what has caused or will cause the proportional ownership of Mr. Zhu, Mr. Chu and Europe EDC to change and clarify how it has changed so that investors have a better understanding of the function of these agreements and why they are necessary. Please also ensure that in an appropriate place in your document you explain whether this means that "ultimate legal ownership" of the PRC Subsidiaries must remain with these parties in order to comply with PRC law. If that is true, please explain why it is not a violation of the PRC law for some portion of the indirect ownership of the PRC Subsidiaries to be held by the public shareholders of Lihua International.

- Please also clarify what consideration, if any, Mr. Zhu, Mr. Chu and Europe EDC received in exchange for their contribution of the PRC subsidiaries to the companies they controlled which then sold the PRC subsidiaries to Lihua Holdings. Disclose what consideration Lihua Holdings paid for the PRC subsidiaries as well.

3. Please disclose the laws of incorporation of Magnify Wealth.

Risk Factors, page 6

One investor owns a large percentage of our outstanding stock. . ., page 10

4. Since Mr. Zhu will ultimately own 81.9% of Magnify Wealth, please revise your risk factor to indicate that Mr. Zhu will be in position of control to influence decisions requiring stockholders approval. In addition, given Mr. Zhu's position of control in managing the operational, investment and business decisions of the PRC subsidiaries, please expand your "We do not have a majority of independent directors …" risk factor disclosure on page 10 to include qualitative disclosure about potential conflicts of interests resulting from Mr. Zhu's position as an officer and controlling stockholder.

PRC regulations relating to mergers and acquisitions of domestic enterprises by foreign investors may increase the administrative burden we face and create regulatory uncertainties, page 14

5. The risk associated with this risk factor is not clear. In addition to the specific comments below, please note that your risk factors should clearly present the risk at or near the beginning of the risk factor, and then provide only such detail as is necessary to understand the risk. Much of the information you provide in this risk factor seems to make the risk to the company or its investors less clear and may be better suited for a discussion elsewhere in the prospectus. Please revise accordingly.

6. We note your revised disclosure in response to comments 8 and 9 of our March 20, 2009 letter. However, it is not clear why you have included the first two paragraphs of your disclosure considering that they seem to reinforce the idea that there is no risk that the M&A laws would apply, or that CSRC approval would be required with respect to the June 2008 restructuring. Please limit your disclosure to actual material risks.

7. With respect to your disclosure in the second sentence of the fourth paragraph, you continue to refer to the "restructuring" which contradicts with your disclosure in the second paragraph. Please revise accordingly.

8. In the last paragraph of your disclosure you state that "there is a risk that such penalties may be applied…"; however, you do not explain the circumstances why there is a risk in the first place. Since you have not yet listed the securities on an exchange and you have not explained why you will not obtain prior CSRC approval, it is difficult to ascertain any actual material risks that you may be facing. Please revise your disclose to provide the basis of your risk assessment.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 27
Liquidity and Capital Resources, page 29

Share-Based Payments, page 31

9. In the sixth paragraph of your disclosure you state that the fair market value of your common stock was determined "based on a retrospective valuation of [your] enterprise fair value performed by an unrelated valuation firm, Grant Sherman Appraisal Limited". Please tell us what consideration you have given to providing Grant Sherman's consent in compliance with Rule 436 of the Securities Act. For further guidance, please see C&DI Question #233.02 found in the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Business, page 37

Corporate Structure, page 37

10. We note your revised disclosure in response to comment 7 of our prior letter. We also note your response to our prior comment 2, including the explanation about the intent and purpose of the restructuring, resulting in Mr. Zhu and the other two minority shareholders re-acquiring "ultimate legal ownership of the PRC Operating Subsidiaries" which "have remained under common operating and management control" (see the second and the last paragraph on page 3 of your response letter). In light of these facts, please revise your disclosure to qualify your statement that "[a]ll of [your] subsidiaries are owned directly", and that while foreign investments in the PRC Operating Subsidiaries are not prohibited based on the various reasons laid out in your current disclosure, there has been no change in the ownership, management and control of these subsidiaries.

Restructuring, page 38

11. We note your tabular presentation on page 38. To enhance the investors' understanding of the effects of the share transfer agreement as amended, please include a similar tabular presentation which also lists Lihua International, Inc., giving effect to the share transfer and the subscription agreements for the benefit

of Mr. Chu and Europe EDC. You may note the existence of the various escrow provisions in footnotes to the table. Please see Rule 421(d)(3) of the Securities Act of 1933.

Stock Exchange Listing, page 41

12. You disclose that if you fail to list your stock on a national securities exchange by October 31, 2009, the "Ally Profit Shareholder" will transfer 750,000 to the investors. Since Lihua International is Ally Profit's sole shareholder, please revise the disclosure to indicate that it is you who will transfer the shares. In addition, please disclose whether the shares will represent newly issued shares of the company's common stock.

Summary Compensation Table, page 53

13. We note that each of your current named executive officers entered into an employment agreement in June 24, 2008 pursuant to which each named executive officers is entitled to an annual compensation of $150,000. Please clarify whether the annual compensation in the employment agreements is expressed in U.S. dollars or in RMB, considering that the salary values disclosed in the summary compensation table represent RMB amounts.

Exhibits

14. Since this is a registration statement filed pursuant to the Securities Act of 1933, certifications required to be filed in connection with an annual report as Exhibits 31.1; 31.2; 32.2; and 32.2 are not required to be filed. Please remove references to these exhibits in your next filing.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008

General

15. To the extent applicable, please comply with the comments raised in this comment letter in your future filings of Form 10-K.

Item 9A. Controls and Procedures, page 38
Disclosure Controls, page 38

16. We note the description of the disclosure controls and procedures in the second sentence of this section. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. Specifically:

- this description appears to limit the information that must be included in the reports required to be filed with the Commission, to "material" information, which distinction is not made in the rules; and

- it does not indicate that the disclosure controls and procedures were effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **Via Facsimile @ (212) 407-4990**
        Mitchell S. Nussbaum, Esq.
        Tahra T. Wright, Esq.
        Loeb & Loeb LLP
        345 Park Avenue
        New York, NY 10154